Exhibit 8.1

List of Subsidiaries of the Registrant

Entity	Country
Mynaric Lasercom GmbH	Federal Republic of Germany
Mynaric Systems GmbH	Federal Republic of Germany
Mynaric USA Inc.	United States of America
Mynaric Government Solutions, Inc.	United States of America